WK Kellogg Co

One Kellogg Square

Battle Creek, Michigan 49016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ernest Green
Andrew Blume
Erin Donahue
Asia Timmons-Pierce

Re:	WK Kellogg Co
Registration Statement on Form 10
File No. 001-41755

Ladies and Gentlemen:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, WK Kellogg Co hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-41755) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 9:00 a.m., New York City time, on September 12, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Ashley Sinclair at (312) 862-3928, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

WK KELLOGG CO

By:	/s/ Gary Pilnick
Name:	Gary Pilnick
Title:	President